UNITED OVERSEAS BANK
大華銀行

United Overseas Bank Limited
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z

Our ref: ANN/UOB2010/UOB-A18/VC/sc

10 August 2010

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sir

UOB ANNOUNCEMENTS

We enclose the following announcements for your information:-

1. Announcement dated 10 August 2010 on "Unaudited Results for the first half/second quarter ended 30 June 2010";

2. Announcement dated 10 August 2010 on "Semi-Annual Dividend payment on UOB Class E Non-Cumulative, Non-Convertible Preference Shares"; and

3. Announcement dated 10 August 2010 on "Application of Scrip Dividend Scheme to the interim dividend for the financial year ending 31 December 2010".

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

dlw 8/24

United Overseas Bank Limited
(Incorporated in the Republic of Singapore)
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z

To: All Shareholders

The Board of Directors of United Overseas Bank Limited wishes to make the following announcement:

Financial Results
The unaudited financial results of the Group for the first half / second quarter of 2010 are enclosed.

Dividends
Ordinary share dividend
The Directors are pleased to declare an interim one-tier tax-exempt dividend of 20 cents (2Q09: 20 cents) per ordinary share in respect of the financial year ending 31 December 2010 ("2010 Interim Dividend").

The scrip dividend scheme (the "Scheme") will be applied to the 2010 Interim Dividend. A separate announcement is made today of the books closure and relevant dates for participation in the Scheme.

Preference share dividends
The Directors are also pleased to declare a dividend of 5.05% per annum on the Bank's S$1.32 billion Class E non-cumulative non-convertible preference shares for the period from 15 March 2010 up to, but excluding, 15 September 2010. The dividend will be paid on 15 September 2010. The record date for the dividend is 2 September 2010 at 5.00 pm.

No dividend (2Q09: Nil) was paid on the 5,000 non-cumulative non-convertible guaranteed SPV-A preference shares issued by the Bank's wholly-owned subsidiary, UOB Cayman I Limited, during the second quarter of 2010.

Confirmation by Directors
The Board of Directors hereby confirms that, to the best of its knowledge, nothing has come to its attention which may render the unaudited financial results of the Group for the first half / second quarter of 2010 to be false or misleading.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED

Mrs Vivien Chan
Secretary

Dated this 10th day of August 2010

The results are also available at uobgroup.com

UOB
大華銀行

Group Financial Report

For the First Half / Second Quarter 2010

United Overseas Bank Limited
Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

UOB 大華銀行

Contents

Notes:

1 The financial statements are presented in Singapore dollars.

2 Certain comparative figures have been restated to conform with the current period's presentation.

3 Certain figures in this report may not add up to the respective totals due to rounding.

4 Amounts less than $500,000 in absolute term are shown as "0".

"NM" denotes not meaningful.

UOB 大華銀行

Financial Highlights

	1H10	1H09	+/(-) %	2Q10	1Q10	+/(-) %	2Q09	+/(-) %
Profit and loss summary ($m)								
Net interest income	**1,784**	1,857	(3.9)	**884**	900	(1.8)	908	(2.6)
Non-interest income	**984**	985	(0.1)	**382**	602	(36.6)	551	(30.7)
Total income	**2,768**	2,842	(2.6)	**1,266**	1,502	(15.7)	1,458	(13.2)
Less: Total expenses	**1,082**	1,011	7.1	**540**	542	(0.3)	520	3.8
Operating profit	**1,686**	1,831	(7.9)	**725**	960	(24.4)	938	(22.6)
Less: Amortisation/impairment charges	**166**	847	(80.5)	**54**	111	(51.0)	467	(88.3)
Add: Share of profit of associates	**73**	42	74.6	**48**	25	90.4	32	50.9
Less: Tax and minority interests	**290**	146	99.3	**117**	174	(32.7)	32	>100.0
Net profit after tax [1]	**1,302**	880	48.0	**602**	700	(14.1)	470	27.9
Financial indicators								
Non-interest income/Total income (%)	**35.5**	34.7	0.8% pt	**30.2**	40.1	(9.9)% pt	37.8	(7.6)% pt
Overseas profit contribution (%)	**31.2**	38.3	(7.1)% pt	**31.5**	31.0	0.5% pt	44.0	(12.5)% pt
Earnings per ordinary share ($) [2, 3]								
Basic	**1.60**	1.10	45.5	**1.52**	1.63	(6.7)	1.18	28.8
Diluted	**1.59**	1.09	45.9	**1.51**	1.62	(6.8)	1.18	28.0
Return on average ordinary shareholders' equity (%) [2, 3]	**13.9**	11.7	2.2% pt	**13.0**	14.2	(1.2)% pt	12.1	0.9% pt
Return on average total assets (%) [3]	**1.34**	0.98	0.36% pt	**1.26**	1.37	(0.11)% pt	1.06	0.20% pt
Net interest margin (%) [3]	**2.19**	2.38	(0.19)% pt	**2.14**	2.25	(0.11)% pt	2.35	(0.21)% pt
Expense/Income ratio (%)	**39.1**	35.6	3.5% pt	**42.7**	36.1	6.6% pt	35.7	7.0% pt
Loan charge off rate (bp) [3]								
Exclude collective impairment	**4**	63	(59)bp	**3**	4	(1)bp	60	(57)bp
Include collective impairment	**21**	87	(66)bp	**18**	24	(6)bp	90	(72)bp
Net dividend per ordinary share (¢)								
Interim	**20.0**	20.0	-	**20.0**	-	NM	20.0	-

Notes:

1 Refer to profit attributable to equity holders of the Bank.

2 Calculated based on profit attributable to equity holders of the Bank net of preference share dividends.

3 Computed on an annualised basis for quarters.

Financial Highlights *(cont'd)*

	Jun-10	Mar-10	+/(-) %	Jun-09	+/(-) %
Financial indicators					
Customer loans (net) ($m)	**103,759**	100,577	3.2	97,781	6.1
Customer deposits ($m)	**125,722**	125,570	0.1	116,989	7.5
Loans/Deposits ratio (%) [1]	**82.5**	81.5	1.0% pt	83.6	(1.1)% pt
NPL ratio (%) [2]	**1.9**	2.0	(0.1)% pt	2.4	(0.5)% pt
Total assets ($m)	**191,200**	191,587	(0.2)	177,473	7.7
Shareholders' equity ($m) [3]	**20,296**	19,926	1.9	17,431	16.4
Net asset value ("NAV") per ordinary share ($) [4]	**11.85**	11.80	0.4	10.14	16.9
Revalued NAV per ordinary share ($) [4]	**13.45**	13.41	0.3	11.88	13.2
Capital adequacy ratios (%)					
Tier 1	**15.1**	14.9	0.2% pt	12.6	2.5% pt
Total	**20.1**	20.0	0.1% pt	17.5	2.6% pt

Notes:

1 Refer to net customer loans and customer deposits.

2 Refer to non-performing loans (excluding debt securities and contingent assets) as a percentage of gross customer loans.

3 Refer to equity attributable to equity holders of the Bank.

4 Preference shares are excluded from the computation.

Performance Review

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") with modification to FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning, as provided in Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore ("MAS").

The new or amended FRS and Interpretations to FRS ("INT FRS") applicable to the Group with effect from 1 January 2010 are listed below. The adoption of these FRS and INT FRS has no significant impact on the financial statements of the Group.

- FRS27 Consolidated and Separate Financial Statements
- FRS103 Business Combinations
- INT FRS117 Distributions of Non-cash Assets to Owners
- Amendments to FRS32 Financial Instruments: Presentation - Classification of Rights Issues
- Amendments to FRS39 Financial Instruments: Recognition and Measurement - Eligible Hedged Items
- Amendments to FRS102 Share-based Payment - Group Cash-settled Share-based Payment Transactions

Other than the above changes, the accounting policies and computation methods adopted in the financial statements for the first half of 2010 are the same as those adopted in the audited financial statements for the financial year ended 31 December 2009.

First half 2010 ("1H10") versus first half 2009 ("1H09")

Group's net profit after tax ("NPAT") for 1H10 grew 48.0% over 1H09 to $1,302 million. The increase was largely due to lower impairment charges.

Total operating income decreased 2.6% to $2,768 million, as trading and investment income and net interest income were lower compared to 1H09. Fee and commission income, however, thrived across all business areas with a year-on-year growth of 22.5%.

Total operating expenses increased 7.1% to $1,082 million in 1H10. The increase was mainly due to higher staff costs and consequently, expense-to-income ratio increased 3.5% points to 39.1%.

Impairment charges were lower at $160 million in 1H10 due to less collective impairment set aside as the economy recovers, as well as lower individual impairment on loans.

Net customer loans increased 6.1% from a year ago to $103.8 billion as at 30 June 2010 mainly from loans to the housing and general commerce sectors. NPL ratio improved to 1.9% from the 2.4% recorded a year ago.

Customer deposits increased 7.5% year-on-year, led by savings deposits and current accounts. Liquidity position remained strong with loans-to-deposits ratio at 82.5%.

Shareholders' equity grew 16.4% over a year ago to $20.3 billion as at 30 June 2010 largely attributed to higher retained earnings as well as improved valuation of the investment portfolio.

Group Tier 1 and total capital adequacy ratios were higher at 15.1% and 20.1% as at 30 June 2010 respectively over a year ago. The increase was primarily contributed by lower risk-weighted assets and higher retained earnings.

Performance Review *(cont'd)*

Second quarter 2010 ("2Q10") versus first quarter 2010 ("1Q10")

Group registered a NPAT of $602 million in 2Q10, 2.7% lower than 1Q10, excluding last quarter's gain from sale of UOB Life Assurance Limited ("UOB Life"). The decline against 1Q10 was mainly due to lower non-interest income and net interest income, partly offset by lower impairment charges.

Net interest income decreased 1.8% to $884 million as net interest margin dropped 11 basis points to 2.14% on the back of a competitive low interest rate environment. Non-interest income decreased 36.6% to $382 million, attributed mainly to lower trading and investment income and the gain from sale of UOB Life in 1Q10. Fee and commission income stayed at last quarter level, contributed by strong loan-related fee income.

While total operating expenses was maintained at $540 million in 2Q10, expense-to-income ratio increased 6.6% points to 42.7% due to a smaller income base.

Impairment charges decreased 52.3% to $52 million in 2Q10. The decrease was largely due to writeback of provision for investment securities in 2Q10 as opposed to last quarter's impairment charge, as well as lower collective impairment.

Net customer loans increased 3.2% from last quarter to $103.8 billion as at 30 June 2010 mainly from loans to the housing and general commerce sectors. NPL ratio improved to 1.9%.

Customer deposits was unchanged at $125.7 billion while loan-to-deposits increased 1.0% point to 82.5% on loan growth.

Shareholders' equity increased 1.9% over 31 March 2010 to $20.3 billion as at 30 June 2010. The increase was mainly due to the issuance of new ordinary shares pursuant to the scrip dividend scheme.

Group Tier 1 and total capital adequacy ratios were higher at 15.1% and 20.1% as at 30 June 2010 respectively largely due to higher eligible capital as well as lower risk-weighted assets.

Second quarter 2010 ("2Q10") versus second quarter 2009 ("2Q09")

Group NPAT grew 27.9% over the same period last year to $602 million in 2Q10. The growth was contributed mainly by lower impairment charges.

Total operating income decreased 13.2% to $1,266 million. Net interest income declined 2.6% to $884 million mainly from lower interest margin in 2Q10. Non-interest income decreased 30.7% from 2Q09 largely from lower trading and investment income. Fee and commission income, however, grew 26.8% across all business activities to $285 million in 2Q10 as economic conditions improved.

Total operating expenses increased 3.8% from 2Q09 mainly on higher staff costs. Expense-to-income ratio increased 7.0% points to 42.7%.

Impairment charges decreased 88.9% from 2Q09, mainly due to lower collective impairment and lower individual impairment on loans.

Net Interest Income

Net interest margin

	1H10			1H09		
	Average balance	**Interest**	**Average rate**	Average balance	Interest	Average rate
	$m	**$m**	**%**	$m	$m	%
Interest bearing assets						
Customer loans	**98,937**	**1,874**	**3.82**	99,829	2,040	4.12
Interbank balances	**30,932**	**195**	**1.27**	26,963	238	1.78
Securities	**34,222**	**385**	**2.27**	30,390	432	2.87
Total	**164,091**	**2,455**	**3.02**	157,182	2,710	3.48
Interest bearing liabilities						
Customer deposits	**126,565**	**508**	**0.81**	121,163	640	1.06
Interbank balances/other	**32,940**	**163**	**1.00**	31,789	214	1.36
Total	**159,506**	**671**	**0.85**	152,952	853	1.13
Net interest margin [1]			**2.19**			2.38

	2Q10			1Q10			2Q09		
	Average balance	**Interest**	**Average rate**	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	**$m**	**%**	$m	$m	%	$m	$m	%
Interest bearing assets									
Customer loans	**99,706**	**946**	**3.81**	98,159	928	3.84	98,885	984	3.99
Interbank balances	**32,502**	**98**	**1.21**	29,346	97	1.34	25,354	93	1.47
Securities	**33,381**	**187**	**2.24**	35,072	198	2.29	30,438	204	2.68
Total	**165,589**	**1,231**	**2.98**	162,577	1,224	3.05	154,677	1,281	3.32
Interest bearing liabilities									
Customer deposits	**127,867**	**260**	**0.82**	125,249	248	0.80	120,744	285	0.95
Interbank balances/other	**32,809**	**87**	**1.06**	33,073	76	0.93	29,399	88	1.21
Total	**160,676**	**347**	**0.87**	158,322	324	0.83	150,143	373	1.00
Net interest margin [1]			**2.14**			2.25			2.35

Note:
1 Net interest margin represents net interest income (annualised for quarters) as a percentage of total interest bearing assets.

Net Interest Income *(cont'd)*

Volume and rate analysis

	1H10 vs 1H09			2Q10 vs 1Q10			2Q10 vs 2Q09		
	Volume change	Rate change	Net change	Volume change	Rate change	Net change	Volume change	Rate change	Net change
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest income									
Customer loans	(18)	(147)	(166)	15	(7)	7	8	(46)	(38)
Interbank balances	35	(78)	(43)	10	(10)	0	26	(21)	5
Securities	54	(101)	(47)	(10)	(4)	(14)	20	(37)	(17)
Total	71	(327)	(255)	16	(22)	(6)	54	(104)	(50)
Interest expense									
Customer deposits	29	(160)	(132)	5	4	10	17	(42)	(25)
Interbank balances/other	2	(53)	(51)	(0)	10	10	5	(7)	(1)
Total	31	(213)	(183)	5	15	20	22	(48)	(26)
Change in number of days	-	-	-	-	-	10	-	-	-
Net interest income	41	(113)	(73)	10	(36)	(16)	32	(56)	(24)

1H10 vs 1H09
Net interest income decreased 3.9% to $1,784 million largely due to lower interest margin. Net interest margin decreased 19 basis points to 2.19% for 1H10 as the drop in asset yields outpaced the reduced borrowing costs.

2Q10 vs 1Q10
Net interest income decreased 1.8% to $884 million. The decrease was largely attributed to compressed interest margin. Net interest margin decreased 11 basis points to 2.14% for the quarter.

2Q10 vs 2Q09
Net interest income declined 2.6% to $884 million mainly due to lower interest margin. Net interest margin was 21 basis points lower than that of 2Q09.

Non-Interest Income

	1H10	1H09	+/(-)	2Q10	1Q10	+/(-)	2Q09	+/(-)
	$m	$m	%	**$m**	$m	%	$m	%
Fee and commission income								
Credit card	**94**	74	27.2	**49**	45	9.1	39	24.9
Fund management	**63**	54	17.9	**29**	34	(16.6)	28	3.3
Investment-related	**79**	57	39.2	**41**	38	8.3	30	35.8
Loan-related	**151**	126	19.6	**74**	77	(4.9)	50	47.6
Service charges	**44**	42	4.0	**22**	23	(4.9)	20	5.4
Trade-related	**104**	86	20.0	**53**	50	6.0	43	24.3
Other	**35**	26	34.6	**18**	17	9.9	15	24.1
	570	465	22.5	**285**	284	0.4	225	26.8
Dividend income	**28**	27	2.8	**25**	3	>100.0	23	7.0
Rental income	**60**	71	(15.2)	**30**	30	2.3	36	(16.6)
Other operating income								
Net gain/(loss) from:								
Trading activities	**38**	67	(42.9)	**7**	31	(77.2)	34	(79.0)
Non-trading activities								
Financial instruments measured at fair value to profit and loss	**38**	170	(77.5)	**(18)**	56	(>100.0)	141	(>100.0)
Available-for-sale assets and other	**122**	132	(7.5)	**22**	100	(77.5)	63	(64.3)
	198	368	(46.2)	**12**	187	(93.7)	237	(95.1)
Other income	**128**	54	>100.0	**30**	99	(69.8)	29	1.7
	327	422	(22.7)	**42**	285	(85.4)	266	(84.4)
Total	**984**	985	(0.1)	**382**	602	(36.6)	551	(30.7)

1H10 vs 1H09
Non-interest income was maintained at $984 million. Fee and commission income registered broad based growth of 22.5% to $570 million whilst trading and investment income was lower. Other income was higher due to the gain from sale of UOB Life.

2Q10 vs 1Q10
Non-interest income decreased 36.6% to $382 million, attributed mainly to lower trading and investment income and the gain from sale of UOB Life in 1Q10. Fee and commission was maintained at last quarter level, contributed by strong loan-related fee income.

2Q10 vs 2Q09
Non-interest income decreased 30.7% from 2Q09 largely from lower trading and investment income. Fee and commission income, however, grew 26.8% across all business activities to $285 million in 2Q10 as economic conditions improved.

Operating Expenses

	1H10	1H09	+/(-)	2Q10	1Q10	+/(-)	2Q09	+/(-)
	$m	$m	%	$m	$m	%	$m	%
Staff costs	**604**	536	12.7	**302**	301	0.4	276	9.4
Other operating expenses								
Revenue-related	**226**	234	(3.7)	**114**	112	2.0	124	(7.9)
Occupancy-related	**107**	102	4.1	**54**	53	3.0	50	7.8
IT-related	**91**	76	19.4	**40**	51	(21.9)	36	9.5
Other	**56**	63	(11.2)	**30**	26	16.9	34	(11.0)
	479	475	0.6	**238**	241	(1.2)	244	(2.5)
Total	**1,082**	1,011	7.1	**540**	542	(0.3)	520	3.8
Of which, depreciation of assets	**68**	67	2.6	**34**	34	0.2	33	3.1
Manpower (number)	**20,551**	21,576	(1,025)	**20,551**	20,660	(109)	21,576	(1,025)

1H10 vs 1H09
Total operating expenses increased 7.1% to $1,082 million in 1H10. The increase was mainly due to higher staff costs.

2Q10 vs 1Q10
Total operating expenses was maintained at $540 million in 2Q10.

2Q10 vs 2Q09
Total operating expenses increased 3.8% from 2Q09 mainly on higher staff costs.

Impairment Charges

	1H10	1H09	+/(-)	2Q10	1Q10	+/(-)	2Q09	+/(-)
	$m	$m	%	**$m**	$m	%	$m	%
Individual impairment on loans [1]								
Singapore	**(27)**	150	(>100.0)	**(16)**	(11)	(41.8)	88	(>100.0)
Malaysia	**4**	48	(91.8)	**(10)**	14	(>100.0)	26	(>100.0)
Thailand	**17**	24	(31.6)	**4**	13	(72.4)	3	12.8
Indonesia	**9**	9	(2.4)	**6**	4	54.8	4	45.9
Greater China [2]	**1**	5	(73.1)	**2**	(1)	>100.0	3	(22.6)
Other	**14**	83	(82.9)	**23**	(9)	>100.0	27	(14.0)
	18	320	(94.4)	**8**	10	(12.1)	151	(94.4)
Individual impairment on securities and other assets	**8**	27	(70.0)	**(14)**	22	(>100.0)	(7)	(90.9)
Collective impairment	**134**	495	(73.0)	**57**	77	(25.4)	321	(82.2)
Total	**160**	842	(81.0)	**52**	108	(52.3)	465	(88.9)

1H10 vs 1H09
Impairment charges were lower at $160 million in 1H10 due to less collective impairment set aside as the economy recovers, as well as lower individual impairment on loans.

2Q10 vs 1Q10
Impairment charges decreased 52.3% to $52 million in 2Q10. The decrease was largely due to writeback of provision for investment securities in 2Q10 as opposed to last quarter's impairment charge, as well as lower collective impairment.

2Q10 vs 2Q09
Impairment charges decreased 88.9% from 2Q09, mainly due to lower collective impairment and lower individual impairment on loans.

Notes:
1 Based on the location where the non-performing loans are booked.
2 Comprise China, Hong Kong S.A.R. and Taiwan.

Customer Loans

	Jun-10 $m	Mar-10 $m	Dec-09 $m	Jun-09 $m
Gross customer loans	**106,339**	103,145	101,744	100,257
Less: Individual impairment	**909**	935	973	957
Collective impairment	**1,671**	1,633	1,570	1,519
Net customer loans	**103,759**	100,577	99,201	97,781
By industry				
Transport, storage and communication	**6,017**	6,311	6,301	6,286
Building and construction	**11,862**	11,777	11,718	12,375
Manufacturing	**8,425**	8,693	8,794	9,101
Financial institutions	**14,574**	14,854	14,741	15,540
General commerce	**14,096**	12,650	12,770	12,508
Professionals and private individuals	**13,922**	13,496	13,346	13,045
Housing loans	**30,488**	28,623	27,444	25,290
Other	**6,955**	6,740	6,630	6,113
Total (gross)	**106,339**	103,145	101,744	100,257
By currency				
Singapore dollar	**60,943**	59,592	59,978	57,335
US dollar	**13,946**	13,093	12,813	13,906
Malaysian ringgit	**12,902**	12,392	11,414	11,057
Thai baht	**6,188**	6,246	5,944	5,926
Indonesian rupiah	**3,167**	2,976	2,890	2,594
Other	**9,193**	8,845	8,705	9,439
Total (gross)	**106,339**	103,145	101,744	100,257
By maturity				
Within 1 year	**40,524**	39,130	37,772	36,141
Over 1 year but within 3 years	**20,019**	20,335	21,087	21,798
Over 3 years but within 5 years	**11,347**	11,004	10,615	11,418
Over 5 years	**34,449**	32,676	32,270	30,901
Total (gross)	**106,339**	103,145	101,744	100,257
By geography [1]				
Singapore	**69,170**	67,161	67,350	65,239
Malaysia	**13,716**	13,170	12,120	11,636
Thailand	**6,352**	6,398	6,077	6,030
Indonesia	**3,842**	3,594	3,499	3,240
Greater China	**4,795**	4,143	4,011	4,059
Other	**8,464**	8,679	8,688	10,054
Total (gross)	**106,339**	103,145	101,744	100,257

Net customer loans increased 3.2% from last quarter and 6.1% from a year ago to $103.8 billion as at 30 June 2010 mainly from loans to the housing and general commerce sectors. By geography, Singapore was the largest contributor to loan growth for the quarter while both Singapore and Malaysia contributed to the improvement year-on-year.

Note:

1 Based on the location where the loans are booked.

Non-Performing Assets

	Jun-10	Mar-10	Dec-09	Jun-09
	$m	$m	$m	$m
Loans ("NPL")	**2,075**	2,153	2,260	2,476
Debt securities	**418**	470	462	279
Non-Performing Assets ("NPA")	**2,493**	2,623	2,722	2,755
By grading				
Substandard	**1,434**	1,555	1,623	1,675
Doubtful	**429**	399	519	435
Loss	**630**	669	580	645
Total	**2,493**	2,623	2,722	2,755
By security coverage				
Secured	**1,097**	1,117	1,180	1,242
Unsecured	**1,396**	1,506	1,542	1,513
Total	**2,493**	2,623	2,722	2,755
By ageing				
Current	**404**	419	351	460
Within 90 days	**228**	491	489	561
Over 90 to 180 days	**244**	191	333	450
Over 180 days	**1,617**	1,522	1,549	1,284
Total	**2,493**	2,623	2,722	2,755
Cumulative impairment				
Individual	**1,123**	1,178	1,200	1,165
Collective	**1,802**	1,744	1,657	1,648
Total	**2,925**	2,922	2,857	2,813
As a % of NPA	**117.3%**	111.4%	105.0%	102.1%
As a % of unsecured NPA	**209.5%**	194.0%	185.3%	185.9%

	NPL	**NPL ratio** [1]	NPL	NPL ratio	NPL	NPL ratio	NPL	NPL ratio
	$m	**%**	$m	%	$m	%	$m	%
NPL by industry								
Transport, storage and communication	**79**	**1.3**	79	1.3	78	1.2	44	0.7
Building and construction	**166**	**1.2**	168	1.2	208	1.6	209	1.5
Manufacturing	**611**	**7.2**	644	7.3	678	7.6	745	8.1
Financial institutions	**186**	**1.3**	208	1.4	206	1.4	349	2.2
General commerce	**363**	**2.5**	369	2.8	385	2.9	396	3.0
Professionals and private individuals	**207**	**1.5**	215	1.6	228	1.7	292	2.2
Housing loans	**288**	**0.9**	277	1.0	310	1.1	318	1.3
Other	**175**	**2.3**	193	2.7	167	2.3	123	1.8
Total	**2,075**	**1.9**	2,153	2.0	2,260	2.2	2,476	2.4

Note:

1 Debt securities and contingent assets are excluded from the computation.

Non-Performing Assets *(cont'd)*

	NPL	NPL ratio [1]	Total cumulative impairment as a % of NPL	Total cumulative impairment as a % of unsecured NPL
	$m	%	%	%
NPL by geography [2]				
Singapore				
Jun 10	**804**	**1.2**	**215.2**	**345.3**
Mar 10	831	1.2	208.5	341.1
Dec 09	923	1.4	185.5	299.8
Jun 09	931	1.4	167.7	321.2
Malaysia				
Jun 10	**418**	**3.0**	**78.9**	**237.4**
Mar 10	442	3.3	71.9	230.4
Dec 09	435	3.5	68.3	225.0
Jun 09	495	4.2	59.0	151.3
Thailand				
Jun 10	**413**	**5.9**	**70.7**	**123.7**
Mar 10	419	5.9	70.4	119.9
Dec 09	409	6.1	69.9	120.7
Jun 09	431	6.5	65.9	103.6
Indonesia				
Jun 10	**99**	**2.6**	**66.7**	**314.3**
Mar 10	106	2.9	66.0	250.0
Dec 09	106	3.0	63.2	304.5
Jun 09	95	2.9	66.3	262.5
Greater China				
Jun 10	**83**	**1.7**	**84.3**	**233.3**
Mar 10	85	2.1	81.2	222.6
Dec 09	105	2.6	83.8	220.0
Jun 09	109	2.7	77.1	155.6
Other				
Jun 10	**258**	**3.0**	**35.7**	**76.7**
Mar 10	270	3.1	30.7	67.5
Dec 09	282	3.2	33.0	78.2
Jun 09	415	4.0	46.3	78.7
Group NPL				
Jun 10	**2,075**	**1.9**	**124.3**	**246.4**
Mar 10	2,153	2.0	119.3	239.1
Dec 09	2,260	2.2	112.5	226.9
Jun 09	2,476	2.4	100.0	194.2

Group NPL declined 3.6% from last quarter and 16.2% from a year ago to $2,075 million as at 30 June 2010. NPL ratio improved against both comparative periods to 1.9%.

Notes:

1 Debt securities and contingent assets are excluded from the computations.

2 Based on the location where the non-performing loans are booked.

Customer Deposits

	Jun-10	Mar-10	Dec-09	Jun-09
	$m	$m	$m	$m
By product group				
Fixed deposits	**67,289**	65,332	64,343	67,427
Savings deposits	**31,548**	31,232	30,121	27,415
Current accounts	**24,655**	24,911	25,200	20,910
Other	**2,231**	4,095	1,838	1,236
Total	**125,722**	125,570	121,502	116,989
By maturity				
Within 1 year	**122,412**	121,993	117,602	112,795
Over 1 year but within 3 years	**2,045**	2,411	2,795	2,863
Over 3 years but within 5 years	**871**	771	738	918
Over 5 years	**393**	394	367	414
Total	**125,722**	125,570	121,502	116,989
Loans/Deposits ratio (%)	**82.5**	81.5	81.6	83.6

Customer deposits was unchanged at $125.7 billion compared to last quarter. Year-on-year, customer deposits increased 7.5%, led by savings deposits and current accounts.

Debts Issued

	Jun-10	Mar-10	Dec-09	Jun-09
	$m	$m	$m	$m
Subordinated debts				
Due after one year (unsecured)	**5,660**	5,588	5,354	5,455
Other debts issued				
Due within one year (unsecured)	**423**	427	576	485
Due after one year (unsecured)	**218**	107	114	161
	641	534	690	647
Total	**6,301**	6,122	6,044	6,102

Shareholders' Equity

	Jun-10	Mar-10	Dec-09	Jun-09
	$m	$m	$m	$m
Shareholders' equity	**20,296**	19,926	18,986	17,431
Add: Revaluation surplus	**2,457**	2,416	2,394	2,627
Shareholders' equity including revaluation surplus	**22,753**	22,342	21,380	20,058

Shareholders' equity increased 1.9% over 31 March 2010 to $20.3 billion as at 30 June 2010. The increase was mainly due to the issuance of new ordinary shares pursuant to the scrip dividend scheme.

Compared to a year ago, shareholders' equity grew 16.4% largely attributed to higher retained earnings as well as improved valuation of the investment portfolio.

As at 30 June 2010, revaluation surplus of $2.5 billion on the Group's properties was not recognised in the financial statements.

Changes in Issued Shares of the Bank

	Number of shares			
	1H10	1H09	**2Q10**	2Q09
	'000	'000	**'000**	'000
Ordinary shares				
Balance at beginning of period	**1,524,194**	1,523,931	**1,524,194**	1,523,931
Shares issued under scrip dividend scheme	**24,352**	-	**24,352**	-
Balance at end of period	**1,548,546**	1,523,931	**1,548,546**	1,523,931
Treasury shares				
Balance at beginning/end of period	**(18,175)**	(18,320)	**(18,175)**	(18,320)
Ordinary shares net of treasury shares	**1,530,371**	1,505,611	**1,530,371**	1,505,611
Preference shares				
Class E non-cumulative non-convertible preference shares at beginning/end of period	**13,200**	13,200	**13,200**	13,200

As at 30 June 2010, there were no outstanding and exercisable options (30 June 2009: 267,000) that would render new shares to be issued.

Performance by Operating Segment

The Group's businesses are organised into the following four segments based on the types of products and services that it provides:

Group Retail ("GR")

GR segment covers Consumer, Privilege and Business Banking. Consumer Banking serves the individual customers, while Business Banking serves small enterprises with a wide range of products and services, including deposits, loans, investments, credit and debit cards and insurance products. Privilege Banking provides an extended range of financial services, including wealth management, offshore and restricted products such as structured notes, funds of hedge funds, and high networth insurance plans to the wealthy and affluent customers.

Segment profit increased 18.4% to $496 million in 1H10. The increase was mainly due to higher fee and commission income from investment products, credit cards and loan-related activities, and lower impairment charges. These were partly negated by higher operating expenses.

Group Institutional Financial Services ("GIFS")

GIFS segment encompasses Commercial Banking, Corporate Banking, Corporate Finance, Debt Capital Markets and Private Banking. Commercial Banking serves the medium and large enterprises, while Corporate Banking serves large local corporations, government-linked companies and agencies. Both Commercial Banking and Corporate Banking provide customers with a broad range of products and services that include current accounts, deposits, lending, asset finance, ship finance, trade finance, structured finance, cash management and cross-border payments. Corporate Finance provides services that include lead managing and underwriting equity offerings and corporate advisory services. Debt Capital Markets specialises in solution-based structures to meet clients' financing requirements in structuring, underwriting and arranging syndicated loans for general corporate needs, leveraged buy-outs, project and structured finance, and underwriting and lead managing bond issues. Private Banking caters to the high net worth individuals and accredited investors, offering financial and portfolio planning, including investment management, asset management and estate planning.

Segment profit increased 62.3% to $688 million in 1H10. The increase was largely due to lower impairment charges.

Global Markets and Investment Management ("GMIM")

GMIM segment provides a comprehensive range of treasury products and services, including foreign exchange, money market, fixed income, derivatives, margin trading, futures broking, gold products, as well as an array of structured products. It is a dominant player in Singapore dollar treasury instruments as well as a provider of banknote services in the region. It also engages in asset management, proprietary investment activities and management of excess liquidity and capital funds.

Segment profit decreased 58.0% to $315 million in 1H10. The decrease was mainly attributed to lower income from money market, trading and investment activities.

Other

Other segment includes property-related activities, insurance businesses and income and expenses not attributable to other operating segments.

The segment recorded a profit of $93 million in 1H10 compared to a loss of $568 million in 1H09. This was mainly contributed by the gain on sale of UOB Life, higher realised gain on investment securities and lower collective impairment.

Performance by Operating Segment [1] *(cont'd)*

	GR	GIFS	GMIM	Other	Elimination	Total
	$m	$m	$m	$m	$m	$m
1H10						
Operating income	1,071	932	460	362	(57)	2,768
Operating expenses	(544)	(228)	(181)	(186)	57	(1,082)
Impairment charges	(29)	(12)	35	(154)	-	(160)
Amortisation of intangible assets	(2)	(4)	-	-	-	(6)
Share of profit of associates	-	-	1	72	-	73
Profit before tax	496	688	315	93	-	1,592
Segment assets	47,425	59,484	76,090	4,924	(2,141)	185,782
Intangible assets	1,180	2,301	669	80	-	4,230
Investment in associates	-	-	28	1,160	-	1,188
Total assets	48,605	61,785	76,787	6,164	(2,141)	191,200
Segment liabilities	63,887	57,591	42,656	8,740	(2,141)	170,733
Other information						
Inter-segment operating income	62	(37)	(115)	147	(57)	-
Gross customer loans	47,171	58,574	516	78	-	106,339
Non-performing assets	607	1,560	201	125	-	2,493
Capital expenditure	7	-	1	30	-	38
Depreciation of assets	8	3	1	56	-	68
1H09						
Operating income	944	920	908	129	(59)	2,842
Operating expenses	(446)	(224)	(149)	(251)	59	(1,011)
Impairment charges	(77)	(269)	(13)	(483)	-	(842)
Amortisation of intangible assets	(2)	(3)	-	-	-	(5)
Share of profit of associates	-	-	4	38	-	42
Profit before tax	419	424	750	(568)	-	1,025
Segment assets	39,806	61,594	69,466	5,576	(4,313)	172,129
Intangible assets	1,182	2,296	667	80	-	4,225
Investment in associates	-	-	33	1,086	-	1,119
Total assets	40,988	63,890	70,166	6,742	(4,313)	177,473
Segment liabilities	58,583	58,402	37,922	9,288	(4,313)	159,882
Other information						
Inter-segment operating income	144	(198)	3	110	(59)	-
Gross customer loans	39,466	60,630	87	74	-	100,257
Non-performing assets	680	1,796	105	174	-	2,755
Capital expenditure	8	2	1	42	-	53
Depreciation of assets	8	2	1	56	-	67

Notes:

1 Transfer prices between operating segments are on arm's length basis in a manner similar to transactions with third parties.

2 Certain prior period comparatives have been restated to reflect the re-alignment of the organisation to be more segment focused.

Performance by Geographical Segment [1]

	1H10	1H09	**2Q10**	1Q10	2Q09
	$m	$m	**$m**	$m	$m
Total operating income					
Singapore	**1,753**	1,879	**774**	979	979
Malaysia	**348**	296	**172**	176	142
Thailand	**204**	210	**96**	109	100
Indonesia	**192**	181	**95**	97	92
Greater China	**96**	107	**49**	47	62
Other	**174**	170	**80**	94	83
Total	**2,768**	2,842	**1,266**	1,502	1,458
Profit before tax					
Singapore	**1,099**	636	**494**	605	283
Malaysia	**214**	151	**116**	98	68
Thailand	**48**	47	**22**	26	26
Indonesia	**80**	84	**34**	45	43
Greater China	**43**	51	**20**	23	34
Other	**114**	61	**35**	79	51
	1,598	1,030	**721**	877	505
Intangible assets amortised	**(6)**	(5)	**(3)**	(3)	(3)
Total	**1,592**	1,025	**719**	874	502

Pre-tax profit for Singapore grew 72.9% to $1,099 million in 1H10, largely on reduced impairment charges. Overseas pre-tax profit growth was largely contributed by Malaysia. Pre-tax profit for Malaysia rose 41.8% to $214 million in 1H10 due to stronger operating performance as well as lower impairment charges.

	Jun-10	Mar-10	Dec-09	Jun-09
	$m	$m	$m	$m
Total assets				
Singapore	**129,582**	128,890	121,190	117,332
Malaysia	**18,383**	18,897	17,776	17,148
Thailand	**9,429**	9,725	9,509	8,564
Indonesia	**5,068**	4,945	4,920	4,590
Greater China	**8,720**	7,405	7,132	7,337
Other	**15,787**	17,493	20,822	18,278
	186,970	187,354	181,349	173,248
Intangible assets	**4,230**	4,233	4,229	4,225
Total	**191,200**	191,587	185,578	177,473

Note:

1 Based on the location where the transactions and assets are booked which approximates that based on the location of the customers and assets. Information is stated after elimination of inter-segment transactions.

Capital Adequacy Ratios

	Jun-10	Mar-10	Dec-09	Jun-09
	$m	$m	$m	$m
Tier 1 capital				
Share capital	**2,319**	1,902	1,902	1,896
Preference shares	**2,149**	2,149	2,149	2,149
Disclosed reserves/other	**15,656**	15,859	15,189	14,276
Deductions from Tier 1 capital	**(4,800)**	(4,819)	(5,113)	(5,098)
Eligible Tier 1 capital	**15,324**	15,091	14,127	13,223
Tier 2 capital				
Cumulative collective impairment/other	**873**	863	912	863
Subordinated notes	**4,549**	4,785	4,767	4,822
Deductions from Tier 2 capital	**(451)**	(468)	(623)	(613)
Eligible total capital	**20,295**	20,271	19,183	18,295
Risk-weighted assets	**101,174**	101,414	100,908	104,821
Capital adequacy ratios ("CAR")				
Tier 1	**15.1%**	14.9%	14.0%	12.6%
Total	**20.1%**	20.0%	19.0%	17.5%

As at 30 June 2010, Group Tier 1 and total CAR of 15.1% and 20.1% were well above the minimum 6% and 10% required by MAS respectively.

The increase in CAR over 31 March 2010 was primarily contributed by higher eligible capital mainly due to the issuance of new ordinary shares pursuant to the scrip dividend scheme, as well as lower risk-weighted assets.

The higher CAR over 30 June 2009 were largely due to lower risk-weighted assets and higher retained earnings.

Consolidated Profit and Loss Account (Unaudited)

	1H10	1H09	+/(-)	**2Q10**	1Q10	+/(-)	2Q09	+/(-)
	$m	$m	%	**$m**	$m	%	$m	%
Interest income	**2,455**	2,710	(9.4)	**1,231**	1,224	0.6	1,281	(3.9)
Less: Interest expense	**671**	853	(21.4)	**347**	324	7.3	373	(7.0)
Net interest income	**1,784**	1,857	(3.9)	**884**	900	(1.8)	908	(2.6)
Dividend income	**28**	27	2.8	**25**	3	>100.0	23	7.0
Fee and commission income	**570**	465	22.5	**285**	284	0.4	225	26.8
Rental income	**60**	71	(15.2)	**30**	30	2.3	36	(16.6)
Other operating income	**327**	422	(22.7)	**42**	285	(85.4)	266	(84.4)
Non-interest income	**984**	985	(0.1)	**382**	602	(36.6)	551	(30.7)
Total operating income	**2,768**	2,842	(2.6)	**1,266**	1,502	(15.7)	1,458	(13.2)
Less: Staff costs	**604**	536	12.7	**302**	301	0.4	276	9.4
Other operating expenses	**479**	475	0.6	**238**	241	(1.2)	244	(2.5)
Total operating expenses	**1,082**	1,011	7.1	**540**	542	(0.3)	520	3.8
Operating profit before charges	**1,686**	1,831	(7.9)	**725**	960	(24.4)	938	(22.6)
Less: Amortisation/impairment charges								
Intangible assets	**6**	5	12.4	**3**	3	0.8	3	8.8
Loans and other assets	**160**	842	(81.0)	**52**	108	(52.3)	465	(88.9)
Operating profit after charges	**1,520**	984	54.5	**671**	849	(21.0)	471	42.6
Share of profit of associates	**73**	42	74.6	**48**	25	90.4	32	50.9
Profit before tax	**1,592**	1,025	55.3	**719**	874	(17.8)	502	43.1
Less: Tax	**280**	135	>100.0	**113**	167	(32.2)	23	>100.0
Profit for the financial period	**1,313**	890	47.5	**606**	707	(14.4)	479	26.5
Attributable to:								
Equity holders of the Bank	**1,302**	880	48.0	**602**	700	(14.1)	470	27.9
Minority interests	**11**	11	0.4	**4**	7	(44.0)	8	(53.3)
	1,313	890	47.5	**606**	707	(14.4)	479	26.5

Consolidated Statement of Comprehensive Income (Unaudited)

	1H10	1H09	+/(-)	2Q10	1Q10	+/(-)	2Q09	+/(-)
	$m	$m	%	$m	$m	%	$m	%
Profit for the financial period	**1,313**	890	47.5	**606**	707	(14.4)	479	26.5
Currency translation adjustments	**151**	120	25.9	**(1)**	152	(>100.0)	(12)	92.3
Change in available-for-sale reserve								
Change in fair value	**65**	1,318	(95.1)	**(74)**	139	(>100.0)	1,292	(>100.0)
Transfer to profit and loss account on disposal/impairment	**39**	333	(88.3)	**28**	11	>100.0	109	(74.7)
Tax on net movement	**(16)**	(186)	91.3	**8**	(24)	>100.0	(153)	>100.0
Change in share of other comprehensive income of associates	**(9)**	44	(>100.0)	**(6)**	(4)	(39.1)	77	(>100.0)
Other comprehensive income for the financial period	**229**	1,630	(85.9)	**(45)**	275	(>100.0)	1,313	(>100.0)
Total comprehensive income for the financial period	**1,542**	2,521	(38.8)	**560**	982	(42.9)	1,792	(68.7)
Attributable to:								
Equity holders of the Bank	**1,532**	2,505	(38.8)	**558**	974	(42.7)	1,779	(68.6)
Minority interests	**10**	16	(39.3)	**2**	8	(73.9)	13	(84.9)
	1,542	2,521	(38.8)	**560**	982	(42.9)	1,792	(68.7)

Consolidated Balance Sheet (Unaudited)

	Jun-10	Mar-10	Dec-09 [1]	Jun-09
	$m	$m	$m	$m
Equity				
Share capital	**4,468**	4,051	4,051	4,045
Retained earnings	**6,971**	6,981	6,324	5,980
Other reserves	**8,857**	8,894	8,611	7,407
Equity attributable to equity holders of the Bank	**20,296**	19,926	18,986	17,431
Minority interests	**171**	173	169	159
Total	**20,467**	20,099	19,155	17,590
Liabilities				
Deposits and balances of banks	**27,483**	28,910	27,751	25,217
Deposits and balances of non-bank customers	**125,722**	125,570	121,502	116,989
Bills and drafts payable	**1,226**	1,282	1,438	1,126
Other liabilities	**10,002**	9,605	9,688	10,448
Debts issued	**6,301**	6,122	6,044	6,102
Total	**170,733**	171,488	166,423	159,882
Total equity and liabilities	**191,200**	191,587	185,578	177,473
Assets				
Cash, balances and placements with central banks	**21,222**	21,221	18,865	16,279
Singapore Government treasury bills and securities	**11,603**	14,850	12,787	13,441
Other government treasury bills and securities	**6,899**	9,625	7,704	3,341
Trading securities	**90**	127	118	121
Placements and balances with banks	**15,948**	13,131	14,116	12,823
Loans to non-bank customers	**103,759**	100,577	99,201	97,781
Investment securities	**15,342**	15,801	16,177	16,395
Other assets	**8,755**	8,625	8,994	9,757
Investment in associates	**1,188**	1,233	1,212	1,119
Investment properties	**1,130**	1,131	1,134	1,119
Fixed assets	**1,035**	1,033	1,040	1,071
Intangible assets	**4,230**	4,233	4,229	4,225
Total	**191,200**	191,587	185,578	177,473
Off-balance sheet items				
Contingent liabilities	**13,581**	13,463	12,388	12,251
Financial derivatives	**284,864**	283,348	269,080	344,186
Commitments	**53,952**	50,073	47,278	52,811
Net asset value per ordinary share ($)	**11.85**	11.80	11.17	10.14

Note:
1 Audited.

Consolidated Statement of Changes in Equity (Unaudited)

	Attributable to equity holders of the Bank					
	Share capital	Retained earnings	Other reserves	Total	Minority interests	Total equity
	$m	$m	$m	$m	$m	$m
Balance at 1 January 2010	**4,051**	**6,324**	**8,611**	**18,986**	**169**	**19,155**
Profit for the financial period	**-**	**1,302**	**-**	**1,302**	**11**	**1,313**
Other comprehensive income for the financial period	**-**	**-**	**230**	**230**	**(1)**	**229**
Total comprehensive income for the financial period	**-**	**1,302**	**230**	**1,532**	**10**	**1,542**
Transfers	**-**	**1**	**(1)**	**-**	**-**	**-**
Change in minority interests	**-**	**-**	**0**	**0**	**(2)**	**(2)**
Dividends - cash	**-**	**(239)**	**-**	**(239)**	**(5)**	**(244)**
Dividends - scrip	**417**	**(417)**	**-**	**-**	**-**	**-**
Share-based compensation	**-**	**-**	**16**	**16**	**-**	**16**
Balance at 30 June 2010	**4,468**	**6,971**	**8,857**	**20,296**	**171**	**20,467**

	Share capital	Retained earnings	Other reserves	Total	Minority interests	Total equity
Balance at 1 January 2009	4,045	5,724	5,804	15,573	146	15,719
Profit for the financial period	-	880	-	880	11	890
Other comprehensive income for the financial period	-	-	1,625	1,625	5	1,630
Total comprehensive income for the financial period	-	880	1,625	2,505	16	2,521
Transfers	-	33	(33)	-	-	-
Change in minority interests	-	-	-	-	0	0
Dividends - cash	-	(657)	-	(657)	(3)	(660)
Share-based compensation	-	-	11	11	-	11
Balance at 30 June 2009	4,045	5,980	7,407	17,431	159	17,590

Consolidated Statement of Changes in Equity (Unaudited)

	Attributable to equity holders of the Bank					
	Share capital	Retained earnings	Other reserves	Total	Minority interests	Total equity
	$m	$m	$m	$m	$m	$m
Balance at 1 April 2010	**4,051**	**6,981**	**8,894**	**19,926**	**173**	**20,099**
Profit for the financial period	**-**	**602**	**-**	**602**	**4**	**606**
Other comprehensive income for the financial period	**-**	**-**	**(43)**	**(43)**	**(2)**	**(45)**
Total comprehensive income for the financial period	**-**	**602**	**(43)**	**558**	**2**	**560**
Transfers	**-**	**1**	**(1)**	**-**	**-**	**-**
Dividends - cash	**-**	**(195)**	**-**	**(195)**	**(4)**	**(199)**
Dividends - scrip	**417**	**(417)**	**-**	**-**	**-**	**-**
Share-based compensation	**-**	**-**	**8**	**8**	**-**	**8**
Balance at 30 June 2010	**4,468**	**6,971**	**8,857**	**20,296**	**171**	**20,467**
Balance at 1 April 2009	4,045	6,087	6,129	16,260	148	16,408
Profit for the financial period	-	470	-	470	8	479
Other comprehensive income for the financial period	-	-	1,308	1,308	5	1,313
Total comprehensive income for the financial period	-	470	1,308	1,779	13	1,792
Transfers	-	36	(36)	-	-	-
Dividends - cash	-	(613)	-	(613)	(2)	(615)
Share-based compensation	-	-	5	5	-	5
Balance at 30 June 2009	4,045	5,980	7,407	17,431	159	17,590

4m

Consolidated Cash Flow Statement (Unaudited)

	1H10 $m	1H09 $m	2Q10 $m	2Q09 $m
Cash flows from operating activities				
Operating profit before amortisation and impairment charges	1,686	1,831	725	938
Adjustments for:				
Depreciation of assets	68	67	34	33
Net (gain)/loss on disposal of assets	(121)	(44)	13	(21)
Share-based compensation	16	11	8	5
Operating profit before working capital changes	1,649	1,864	780	955
Increase/(decrease) in working capital				
Deposits	3,951	(4,417)	(1,275)	(771)
Bills and drafts payable	(212)	(422)	(57)	300
Other liabilities	295	(2,336)	480	(1,262)
Trading securities	28	19	37	14
Placements and balances with banks	(1,833)	2,372	(2,817)	(549)
Loans to non-bank customers	(4,666)	1,617	(3,228)	1,652
Other assets	(63)	3,093	(100)	1,980
Cash (used in)/generated from operations	(850)	1,790	(6,179)	2,319
Income tax paid	(282)	(241)	(233)	(213)
Net cash (used in)/provided by operating activities	(1,132)	1,549	(6,412)	2,106
Cash flows from investing activities				
Net cash flow on disposal/(acquisition) of:				
Investment securities and associates	890	701	401	648
Properties and other fixed assets	(54)	(161)	(31)	(117)
Proceeds from disposal of subsidiaries	426	-	-	-
Change in minority interests	(2)	0	-	-
Dividends received from associates	82	49	82	45
Net cash provided by investing activities	1,342	589	452	576
Cash flows from financing activities				
Net increase/(decrease) in debts issued	257	(144)	179	(427)
Dividends paid on ordinary shares	(185)	(602)	(185)	(602)
Dividends paid on preference shares	(53)	(55)	-	-
Dividends paid to minority interests	(5)	(3)	(4)	(2)
Net cash provided by/(used in) financing activities	13	(805)	(10)	(1,031)
Currency translation adjustments	146	127	(1)	(5)
Net increase/(decrease) in cash and cash equivalents	368	1,461	(5,972)	1,646
Cash and cash equivalents at beginning of the financial period	39,356	31,600	45,696	31,415
Cash and cash equivalents at end of the financial period	39,724	33,061	39,724	33,061
Represented by:				
Cash, balances and placements with central banks	21,222	16,279	21,222	16,279
Singapore Government treasury bills and securities	11,603	13,441	11,603	13,441
Other government treasury bills and securities	6,899	3,341	6,899	3,341
Cash and cash equivalents at end of the financial period	39,724	33,061	39,724	33,061

Balance Sheet of the Bank (Unaudited)

	Jun-10	Mar-10	Dec-09 [1]	Jun-09
	$m	$m	$m	$m
Equity				
Share capital	**3,636**	3,220	3,220	3,213
Retained earnings	**5,909**	5,932	5,337	5,161
Other reserves	**8,268**	8,299	8,136	7,046
Total	**17,813**	17,450	16,693	15,421
Liabilities				
Deposits and balances of banks	**26,265**	27,706	26,482	24,100
Deposits and balances of non-bank customers	**99,867**	99,691	95,930	93,154
Deposits and balances of subsidiaries	**2,233**	2,587	2,513	3,973
Bills and drafts payable	**380**	275	166	185
Other liabilities	**7,985**	7,416	7,937	7,638
Debts issued	**6,476**	6,315	6,324	6,430
Total	**143,206**	143,991	139,352	135,479
Total equity and liabilities	**161,020**	161,441	156,046	150,900
Assets				
Cash, balances and placements with central banks	**17,898**	14,736	12,935	11,009
Singapore Government treasury bills and securities	**11,477**	14,797	12,724	13,391
Other government treasury bills and securities	**3,809**	7,480	4,694	1,792
Trading securities	**90**	127	114	118
Placements and balances with banks	**13,466**	11,523	12,821	10,789
Loans to non-bank customers	**79,049**	76,622	76,600	75,627
Placements with and advances to subsidiaries	**3,186**	3,700	2,578	3,394
Investment securities	**14,055**	14,749	15,169	15,438
Other assets	**7,499**	7,208	7,384	8,220
Investment in associates	**371**	371	371	371
Investment in subsidiaries	**4,764**	4,764	5,278	5,346
Investment properties	**1,400**	1,403	1,424	1,260
Fixed assets	**773**	779	771	962
Intangible assets	**3,182**	3,182	3,182	3,182
Total	**161,020**	161,441	156,046	150,900
Off-balance sheet items				
Contingent liabilities	**11,142**	10,899	9,936	10,110
Financial derivatives	**256,401**	259,309	246,936	325,351
Commitments	**40,690**	38,051	35,897	38,284
Net asset value per ordinary share ($)	**10.77**	10.71	10.20	9.35

Note:
1 Audited.

4m

Statement of Changes in Equity of the Bank (Unaudited)

	Share capital $m	Retained earnings $m	Other reserves $m	Total equity $m
Balance at 1 January 2010	**3,220**	**5,337**	**8,136**	**16,693**
Profit for the financial period	**-**	**1,207**	**-**	**1,207**
Other comprehensive income for the financial period	**-**	**-**	**115**	**115**
Total comprehensive income for the financial period	**-**	**1,207**	**115**	**1,322**
Dividends - cash	**-**	**(218)**	**-**	**(218)**
Dividends - scrip	**417**	**(417)**	**-**	**-**
Share-based compensation	**-**	**-**	**16**	**16**
Balance at 30 June 2010	**3,636**	**5,909**	**8,268**	**17,813**
Balance at 1 January 2009	3,213	5,031	5,632	13,876
Profit for the financial period	-	765	-	765
Other comprehensive income for the financial period	-	-	1,403	1,403
Total comprehensive income for the financial period	-	765	1,403	2,169
Dividends - cash	-	(635)	-	(635)
Share-based compensation	-	-	11	11
Balance at 30 June 2009	3,213	5,161	7,046	15,421

Statement of Changes in Equity of the Bank (Unaudited)

	Share capital $m	Retained earnings $m	Other reserves $m	Total equity $m
Balance at 1 April 2010	**3,220**	**5,932**	**8,299**	**17,450**
Profit for the financial period	**-**	**580**	**-**	**580**
Other comprehensive income for the financial period	**-**	**-**	**(39)**	**(39)**
Total comprehensive income for the financial period	**-**	**580**	**(39)**	**541**
Dividends - cash	**-**	**(185)**	**-**	**(185)**
Dividends - scrip	**417**	**(417)**	**-**	**-**
Share-based compensation	**-**	**-**	**8**	**8**
Balance at 30 June 2010	**3,636**	**5,909**	**8,268**	**17,813**
Balance at 1 April 2009	3,213	5,323	5,812	14,348
Profit for the financial period	-	440	-	440
Other comprehensive income for the financial period	-	-	1,229	1,229
Total comprehensive income for the financial period	-	440	1,229	1,669
Dividends - cash	-	(602)	-	(602)
Share-based compensation	-	-	5	5
Balance at 30 June 2009	3,213	5,161	7,046	15,421

UOB 大華銀行

United Overseas Bank Limited
(Incorporated in the Republic of Singapore)
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z

ANNOUNCEMENT

APPLICATION OF SCRIP DIVIDEND SCHEME TO THE INTERIM DIVIDEND FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2010

In its release today of the First Half/Second Quarter 2010 results, United Overseas Bank Limited (the "**Bank or UOB**") announced that its Scrip Dividend Scheme (the "**Scheme**") will be applied to the interim one-tier tax exempt dividend of 20 cents per ordinary share ("**Share**") for the financial year ending 31 December 2010 (the "**FY10 Interim Dividend**"). The Scheme has been altered to allow Shareholders to elect to receive the FY10 Interim Dividend partly by way of new shares ("**New Shares**") and partly by cash in respect of the Shares held by them as at 5.00 p.m. on **27 August 2010** (the "**Books Closure Date**").

Participation in the Scheme is optional. Shareholders who wish to receive the FY10 Interim Dividend in CASH ONLY need not take any action PROVIDED they have not previously made permanent elections to receive New Shares in lieu of cash.

Shareholders who have previously made permanent elections will receive New Shares in lieu of cash for the FY10 Interim Dividend if the permanent elections are not cancelled.

1. SCHEME STATEMENT

Previously, the Scheme allowed eligible Shareholders an option to receive a dividend in the form of New Shares only in respect of all and not part only of the Shares held by Shareholders. The Bank has effected certain alterations to the Scheme to give Shareholders the additional option to receive their dividend in a combination of part cash and part New Shares. The alterations are set out in the restated Scheme Statement, a copy of which is set out in the Appendix to this Announcement for information.

2. LISTING AND QUOTATION OF NEW SHARES

The SGX-ST has confirmed that its approval in-principle for the listing and quotation of New Shares to be allotted and issued pursuant to the Scheme remains valid. The SGX-ST's approval in-principle is not an indication of the merits of the Bank, the New Shares or the Scheme.

3. APPLICATION OF THE SCHEME TO THE FY10 INTERIM DIVIDEND

3.1 Eligibility

All Shareholders entitled to the FY10 Interim Dividend will be eligible to participate in the Scheme, subject to the shareholding limits under the Banking Act, Chapter 289 of Singapore (the "**Banking Act**") and the restrictions on Overseas Shareholders (defined below).

(i) Banking Act

Shareholders may not participate in the Scheme in relation to the FY10 Interim Dividend if doing so would result in such Shareholder, whether alone or together with his associates (as defined under the Banking Act), holding or controlling Shares in excess of any of the shareholding limits applicable to the Bank and the Shares as prescribed in the Banking Act, without first obtaining the approval of the Minister for Finance.

(ii) Overseas Shareholders

Shareholders with registered addresses outside Singapore ("**Overseas Shareholders**") who have not provided the Bank c/o the Bank's Share Registrar, Boardroom Corporate & Advisory Services Pte Ltd (the "**Bank's Share Registrar**") or (as the case may be) The Central Depository (Pte) Limited ("**CDP**") with addresses in Singapore for the service of notices and documents latest **by 5.00 p.m. on 19 August 2010** (being not later than five market days prior to Books Closure Date) will not be eligible to participate in the Scheme.

Where a Shareholder gives notice to the Bank's Share Registrar or, if the Shareholder is a depositor, to CDP, of a change of his registered address for the service of notices and documents from an address within Singapore to an address outside Singapore, he shall thereupon be considered an Overseas Shareholder. **Any permanent election given by him shall be deemed to have been cancelled if his registered address as at Books Closure Date is outside Singapore.**

Overseas Shareholders who wish to be eligible to participate in the Scheme must provide an address in Singapore for the service of notices and documents by notifying the Bank's Share Registrar at 50 Raffles Place, Singapore Land Tower #32-01, Singapore 048623, or, if the Overseas Shareholder is a Depositor, CDP, at 4 Shenton Way #02-01, SGX Centre 2, Singapore 068807 not later than 5.00 p.m. on 19 August 2010.

A Shareholder's participation in the Scheme is subject to the requirement that it will not result in a breach by the Shareholder of any restriction on such Shareholder's holding of Shares which may be imposed by any statute, law or regulation in force in Singapore or any other relevant jurisdiction or the Memorandum and Articles of Association of the Bank.

3.2 Election Notices

Notices of election ("**Election Notices**") are proposed to be despatched to eligible Shareholders on or about **13 September 2010**.

Eligible Shareholders may elect to participate in the Scheme in respect of **all or part only** of their holding of Shares or to make a permanent election to participate in respect of **all (and not part only)** of their holding of Shares. **Permanent election is NOT available to any Shareholder who elects to receive Shares in respect of part only of his holding of Shares.** The available options will be stated in the Election Notices.

3.3 Permanent Elections (for ALL Shares ONLY)

Shareholders who have previously made permanent elections under the Scheme (and whose permanent elections have not been cancelled or deemed cancelled) will receive New Shares in lieu of the cash amount of the FY10 Interim Dividend. **They will be sent Scrip Dividend Entitlement Advices instead of Election Notices.**

Where an eligible Shareholder chooses to make a permanent election in respect of his holding of Shares, the permanent election will be effective for all future qualifying dividends unless and until a notice of cancellation in the prescribed form is received by the Bank's Share Registrar or (as the case may be) CDP.

3.4 Take-over Code

The attention of Shareholders is drawn to Rule 14 of the Singapore Code on Take-overs and Mergers. In particular, a Shareholder should note that he may be under an obligation to extend a take-over offer for the Bank if:

(i) he acquires, by participating in the Scheme in relation to any dividend to which the Scheme applies, whether at one time or different times, New Shares which (together with Shares held or acquired by him or persons acting in concert with him) carry 30% or more of the voting rights of the Bank; or

(ii) he, together with persons acting in concert with him, holds not less than 30% but not more than 50% of the voting rights of the Bank, and either alone or together with persons acting in concert with him, acquires additional New Shares by participating in the Scheme or otherwise acquires additional shares that would increase his percentage of the voting rights by more than 1% in any period of 6 months.

3.5 Issue Price

For the purposes of the application of the Scheme to the FY10 Interim Dividend, the price at which each New Share is to be issued (the "**Issue Price**") will be set at a 5% discount to the average of the last dealt prices of the Share during the price determination period between **25 August 2010 and 27 August 2010** (both dates inclusive) (being the period commencing on the date on which the Shares are first traded on an ex-basis and ending on the Books Closure Date).

The Bank will announce the Issue Price on **30 August 2010**.

3.6 Fractional Entitlements

Where the number of New Shares which may be issued to a participating Shareholder under the Scheme includes a fraction but is not less than one (1), the number of New Shares to be issued will be rounded down to the nearest whole number and the fraction will be disregarded.

Where less than one (1) New Share is to be issued to a participating Shareholder under the Scheme, such participating Shareholder will not, regardless of whether he may have elected to do so, receive any New Share, but will instead be paid his dividend in cash. This would be the case even if he has made a permanent election previously.

3.7 Notice of Books Closure Date and Dividend Payment Date

NOTICE IS HEREBY GIVEN that the Transfer Books and Register of Members of the Bank will be closed from **5.00 p.m. on 27 August 2010** up to (and including) 30 August 2010 for the purpose of determining the entitlements of Shareholders to the FY10 Interim Dividend.

Duly completed registrable transfers received by the Bank's share registrar, Boardroom Corporate & Advisory Services Pte Ltd, 50 Raffles Place, Singapore Land Tower #32-01, Singapore 048623 up to 5.00 p.m. on 27 August 2010 will be registered before entitlements to the FY10 Interim Dividend are determined. Shareholders whose securities accounts with CDP are credited with Shares as at 5.00 p.m. on 27 August 2010 will rank for the FY10 interim Dividend.

The FY10 Interim Dividend will be paid on 13 October 2010 (the "**Dividend Payment Date**").

3.8 Important Indicative Dates and Events

Shareholders should take note of the following important dates and events. All references to dates and times below are made by reference to Singapore dates and times.

Indicative Dates	Event
5.00 p.m. on 19 August 2010 *(Thursday)*	Last day for Overseas Shareholders to provide Singapore addresses
24 August 2010 *(Tuesday)*	Last day on which Shares quoted "cum-dividend"
25 August 2010 *(Wednesday)*	Shares quoted "ex-dividend"
25 August 2010 to 27 August 2010 (both dates inclusive)	Period for determining the Issue Price

5.00 p.m. on 27 August 2010 *(Friday)*	Books Closure Date
30 August 2010 *(Monday)*	Announcement of Issue Price
On or about 13 September 2010 *(Monday)*	Despatch of Notices of Election and Scrip Dividend Entitlement Advices
24 September 2010 *(Friday)*	Last day for eligible Shareholders to submit Notices of Election and Notices of Cancellation
13 October 2010 *(Wednesday)*	Dividend Payment Date (for cash and New Shares)
14 October 2010 *(Thursday)*	New Shares to be credited to Securities Account of Depositors and listed on the SGX-ST

BY ORDER OF THE BOARD
United Overseas Bank Limited

Chan

Vivien Chan (Mrs)
Company Secretary

10 August, 2010

Appendix

THE UOB SCRIP DIVIDEND SCHEME STATEMENT

(As altered on 10 August 2010)

Scrip Dividend Scheme Statement

This Statement contains the terms and conditions of the United Overseas Bank Limited Scrip Dividend Scheme ("**Scrip Dividend Scheme**") under which persons registered in the Register of Members of United Overseas Bank Limited ("**Bank**") or, as the case may be, the Depository Register (as defined below) as the holders of fully paid ordinary shares in the Bank ("**Members**") may elect to receive fully paid ordinary shares in the capital of the Bank ("**Shares**") in lieu of the cash amount of any dividend (including any interim, final, special or other dividend) which is declared on the Shares held by them.

Summary of Main Features

The Scrip Dividend Scheme provides Members with the option to elect to receive Shares in lieu of the cash amount of any dividend (including any interim, final, special or other dividend) ("**Dividend**") declared on their holding of Shares.

Under present law in Singapore, there is no brokerage, stamp duty or other transaction costs payable on Shares allotted under the Scrip Dividend Scheme.

All Members are eligible to participate in the Scrip Dividend Scheme subject to the Prescribed Limits (as defined below) and the restrictions on Overseas Members (as defined below), more particularly described below and except for such other Members or class of Members as the Directors of the Bank ("**Directors**") may in their absolute discretion decide.

The Directors may, in their discretion, decide that Members be given the option to elect to participate in respect of all or part only of their holding of Shares to which each Notice of Election (as defined below) relates for any Qualifying Dividend (as defined below). Members may make a permanent election to participate in respect of all of their holding of Shares to which each Notice of Election relates for all future Qualifying Dividends. Members receiving more than one Notice of Election may elect to participate in respect of their holding of Shares to which one Notice of Election relates and elect not to participate in respect of their holding of Shares to which any other Notice of Election relates. Where a permanent election has been made, participating Members may, by giving the appropriate notice, cancel their participation and withdraw from the Scrip Dividend Scheme. However, the cancellation of a permanent election by a

Member would not preclude him from making a fresh permanent election, should he wish to do so at a later date.

The Directors may, in their absolute discretion, determine that the Scrip Dividend Scheme will apply to any particular Dividend. An announcement will be made by the Bank as soon as practicable following the determination by the Directors that the Scrip Dividend Scheme is to apply to a particular Dividend, and in any event, by no later than the next Market Day (as defined below) immediately following the Books Closure Date (as defined below) in respect of that particular Dividend. Unless the Directors have determined that the Scrip Dividend Scheme will apply to any particular Dividend, the Dividend concerned will be paid in cash to the Members in the usual way.

Shares allotted under the Scrip Dividend Scheme will rank *pari passu* in all respects with the Shares then in issue save only as regards participation in the Qualifying Dividend which is the subject of the election (including the right to make any election pursuant to the Scrip Dividend Scheme) or any other distributions, bonuses or rights paid, made, declared or announced prior to, or contemporaneous with the payment or declaration of the Qualifying Dividend which is the subject of the election, unless the Directors shall otherwise specify.

Participation in the Scrip Dividend Scheme is optional.

How to Join

A Member wishing to receive Shares in respect of any Qualifying Dividend or to make a permanent election to receive Shares in respect of all future Qualifying Dividends to which a Notice of Election received by him relates should complete such Notice of Election and return it to the Bank at the address indicated on the Notice of Election or, if the Member is a depositor (as defined below), to CDP (as defined below). A Member receiving more than one Notice of Election and wishing to receive Shares in respect of all of his entitlement to the Qualifying Dividend in respect of all his holding of Shares or to make a permanent election to receive Shares in respect of all future Qualifying Dividends must complete all the Notices of Election received by him and return the completed Notices of Election to the Bank and/or CDP, as the case may be.

To be effective in respect of any Qualifying Dividend to which a Notice of Election relates, such duly completed Notice of Election must be received by the Bank or (as the case may be) CDP no later than the date to be specified by the Directors in respect of that Qualifying Dividend.

A Member may only make a permanent election to receive Shares in respect of all and not part only of his entitlement to future Qualifying Dividends. Permanent election is not available for part only of a Member's entitlement.

Terms and Conditions of Scrip Dividend Scheme

1. **Establishment**

The Scrip Dividend Scheme has been established by the Directors.

2. **Terms and Conditions**

The following are the Terms and Conditions of the Scrip Dividend Scheme. In these Terms and Conditions:

(1) **"Act"** shall mean the Companies Act, Chapter 50 of Singapore (or its successor statute), as amended from time to time;

(2) **"Banking Act"** shall mean the Banking Act, Chapter 19 of Singapore (or its successor statute), as amended from time to time;

(3) **"Books Closure Date"** shall mean the date to be determined by the Directors on which the Transfer Books and Register of Members of the Bank will be closed for the purpose of determining the entitlements of Members to a Dividend;

(4) **"CDP"** shall mean The Central Depository (Pte) Limited or any successor entity thereto;

(5) **"depositor"**, **"depository agent"** and **"Depository Register"** shall have the respective meanings ascribed to them in the Act;

(6) **"Market Day"** shall mean a day on which the SGX-ST (as defined below) is open for trading in securities;

(7) **"Prescribed Limits"** shall mean the shareholding limits applicable to the Bank and the Shares as prescribed by the Banking Act from time to time;

(8) **"Qualifying Dividend"** shall mean any Dividend to which the Scrip Dividend Scheme (as determined by the

Directors as provided below) applies; and

(9) "**SGX-ST**" shall mean Singapore Exchange Securities Trading Limited or any successor entity thereto.

3. **Eligibility**

All Members are eligible to participate in the Scrip Dividend Scheme subject to the Prescribed Limits and the restrictions on Overseas Members, more particularly described below, and except that participation in the Scrip Dividend Scheme shall not be available to such Members or class of Members, as the Directors may in their absolute discretion determine, and further subject to the requirement that such participation by the Member will not result in a breach of any other restriction on such Member's holding of Shares which may be imposed by any statute, law or regulation in force in Singapore or any other relevant jurisdiction, or by the Articles of Association of the Bank.

4. **Prescribed Limits**

Members may not participate in the Scrip Dividend Scheme in relation to any Qualifying Dividend where such participation may result in such Member, whether alone or together with his associates (as defined in the Banking Act), holding or controlling Shares in excess of any of the Prescribed Limits without first obtaining the requisite approvals under the Banking Act.

The Directors reserve the right not to allot any Share under the Scrip Dividend Scheme to any person if, in their opinion, such allotment will result in any of the Prescribed Limits being exceeded, and that person who would otherwise be entitled to receive Shares will instead be paid his total entitlement to the Qualifying Dividend in cash in the usual way.

5. **Overseas Shareholders**

For practical reasons and to avoid any violation of the securities laws applicable in countries outside Singapore where Members may have their registered addresses, the Scrip Dividend Scheme may, at the absolute discretion of the Directors, not be offered to Members with registered addresses outside Singapore and who have not provided to the Bank or (as the case may be) CDP, not later than five Market Days (or such other cut-off date as the Directors may determine) prior to the Books Closure Date, addresses in Singapore for the service of notices and documents ("**Overseas Members**").

No Overseas Member shall have any claim whatsoever against the Bank, the Bank's Share Registrar, CDP or any of their respective agents as a result of the Scrip Dividend Scheme not being offered to such Overseas Members.

If the Directors have decided not to offer the Scrip Dividend Scheme to Overseas Members, Overseas Members who receive or come to have in their possession this Statement and/or a Notice of Election may not treat the same as an invitation to them and are advised to inform themselves of, and to observe, any prohibition and restriction, and to comply with any applicable law and regulation relating to the Scrip Dividend Scheme as may be applicable to them.

Overseas Members who wish to be eligible to participate in the Scrip Dividend Scheme may provide an address in Singapore for the service of notices and documents by notifying the Bank c/o the Bank's Share Registrar, Boardroom Corporate & Advisory Services Pte Ltd, currently at 50 Raffles Place, Singapore Land Tower #32-01, Singapore 048623 or, if the Overseas Member is a depositor, to CDP currently at 4 Shenton Way #02-01, SGX Centre 2, Singapore 068807 not later than five Market Days (or such other cut-off date as the Directors may determine) prior to the Books Closure Date. Members should note that all correspondence and notices will be sent to their last registered addresses with the Bank or, as the case may be, CDP.

6. **Level of Participation**

The Directors may, in their discretion, decide that Members, including those who are depository agents or nominee companies of banks, merchant banks, stockbrokers or other financial institutions holding Shares as custodians, be given the option to elect to participate in the Scrip Dividend Scheme ("**Participating Member**") in respect of all or part only of his holding of Shares as at each Books Closure Date to which each Notice of Election relates for a Qualifying Dividend.

7. **Permanent Election**

Any permanent election to participate in the Scrip Dividend Scheme is personal to the Member.

A Member may make a permanent election in the manner set out below for participation in respect of all future Qualifying

Dividends, and where a permanent election in respect of his holdings of Shares to which a Notice of Election relates has been made, unless and until a notice of cancellation in such form as the Directors may approve ("**Notice of Cancellation**") in relation to such Notice of Election is received by the Bank or (as the case may be) CDP as provided below, the permanent election shall be effective for all future Qualifying Dividends in respect of such Notice of Election. A notice of cancellation of participation in the Scrip Dividend Scheme on any other form will not be accepted by the Bank or (as the case may be) CDP unless they otherwise decide.

8. **<u>Notice of Election to Participate</u>**

The Bank will, at its absolute discretion, send to each Member one or more notices of election (in such form as the Directors may approve) ("**Notices of Election**") unless a permanent election in respect of such Notice of Election has been made.

To be effective in respect of any Qualifying Dividend (unless a permanent election has already been made), a Notice of Election must be received by the Bank or, in the case of a Notice of Election being submitted by a Member who is a depositor, by CDP, by the date to be specified by the Directors in respect of that Qualifying Dividend.

A Member receiving two or more Notices of Election and wishing to receive Shares in respect of all of his entitlement to the Qualifying Dividend in respect of all his holding of Shares must complete all the Notices of Election received by him and return the completed Notices of Election to the Bank and/or CDP, as the case may be. A notice of election to participate in the Scrip Dividend Scheme on any other form will not be accepted by the Bank or (as the case may be) CDP.

If the personal representative(s) of a deceased Member wish(es) to participate in the Scrip Dividend Scheme in respect of any Qualifying Dividend or in respect of all future Qualifying Dividends in relation to the Shares forming part of the estate of the deceased Member, the relevant Notices of Election together with such evidence as may be reasonably required by the Bank, or as the case may be, CDP to prove the authority of the personal representative(s) to execute such Notices of Election, must be submitted by such personal representative(s) in accordance with these Terms and Conditions.

If a Notice of Election in relation to a permanent election is

received after the date specified by the Directors for any particular Qualifying Dividend, the Notice of Election will not, unless otherwise determined by the Directors, be effective for that Qualifying Dividend or for any future Qualifying Dividend in respect of such Notice of Election.

A Notice of Election (other than in relation to a permanent election) in respect of any Qualifying Dividend shall not, upon its receipt by the Bank or (as the case may be) CDP, be withdrawn or cancelled.

A permanent election made in the Notice of Election will remain in force until cancelled in the manner provided below or until it becomes ineffective as provided in these Terms and Conditions. A Member receiving more than one Notice of Election and wishing to make a permanent election in respect of all his holding of Shares must complete all the Notices of Election received by him and return the Notices of Election to the Bank and/or CDP, as the case may be.

9. Extent of Application of Scrip Dividend Scheme to each Dividend

The Directors may, in their absolute discretion, in respect of any Dividend, determine whether the Scrip Dividend Scheme shall apply to such Dividend. If, in their absolute discretion, the Directors have not determined that the Scrip Dividend Scheme is to apply to a Dividend, such Dividend shall be paid in cash to Members in the usual way.

10. Share Entitlement

By electing to participate in the Scrip Dividend Scheme in respect of any Notice of Election received by him, a Member elects in respect of any Qualifying Dividend to which such Notice of Election relates to receive Shares in lieu of the cash amount of the Qualifying Dividend.

In respect of any Qualifying Dividend, the number of new Shares to be allotted and issued to the Participating Member in respect of a Notice of Election shall be calculated in accordance with the following formula:

$$N = \frac{S \times D}{V}$$

Where:

N is the number of new Shares to be allotted and issued as fully paid to the Participating Member in respect of such Notice of Election.

S is the number of Shares held by the Participating Member as at the Books Closure Date for which such Notice of Election relates.

D is the amount of the Qualifying Dividend to which such Notice of Election relates expressed in Singapore Dollars and fractions thereof per Share.

V is the issue price of a Share, which shall for the purpose of calculating the number of new Shares to be allotted and issued as fully paid to a Participating Member, pursuant to the Scrip Dividend Scheme, be an amount in Singapore Dollars determined by the Directors (**"Relevant Amount"**), which Relevant Amount shall not be set at more than 10% discount to, nor shall it exceed the average of the last dealt prices of the Share on the SGX-ST for each of the Market Days during such period as may be determined by the Directors prior to the announcement of the application of the Scrip Dividend Scheme to such Dividend (**"Price Determination Period"**). In the event that there is no trading in the Shares during the Price Determination Period, the Relevant Amount shall not exceed the average of the last dealt prices of the Share on the SGX-ST for each of the Market Days during a period to be determined by the Directors.

The Directors shall have full power to make such provisions as they think fit where the number of Shares calculated in accordance with the above formula becomes attributable in fractions, including provisions as to rounding, or whereby fractional entitlements are otherwise dealt with in such manner as they may deem fit in the interests of the Bank and which is/are acceptable to the SGX-ST.

11. <u>Terms of Allotment</u>

All Shares allotted under the Scrip Dividend Scheme will be allotted as fully paid.

All such Shares shall rank *pari passu* in all respects with all existing Shares then in issue save only as regards participation in the Qualifying Dividend which is the subject of the election (including the right to make any election pursuant to the Scrip

Dividend Scheme) or any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneous with the payment or declaration of the Qualifying Dividend which is the subject of the election, unless the Directors or the Bank in General Meeting shall otherwise specify.

Participating Members who are depositors will have the Shares credited to their CDP accounts. In other cases, certificates for the Shares will be despatched to Members at their registered addresses in Singapore by ordinary post, at their own risk.

12. <u>Cost to Participants</u>

Under present law in Singapore, brokerage or other transaction costs and Singapore stamp duty will not be payable by Participating Members on Shares allotted under the Scrip Dividend Scheme.

13. <u>Termination of Permanent Election</u>

A Participating Member or an Authorised Representative (as defined below) may cancel the Participating Member's permanent election to participate in the Scrip Dividend Scheme in relation to any Notice of Election by completing and returning to the Bank or (as the case may be) CDP, a Notice of Cancellation in such form as the Directors may approve (a notice of cancellation of participation in the Scrip Dividend Scheme in any other form will not be accepted by the Bank or, as the case may be, CDP) in relation to such Notice of Election.

To be effective in respect of any Qualifying Dividend, the Notice of Cancellation must be received by the Bank or (as the case may be) CDP, by the date to be specified by the Directors for that Qualifying Dividend, failing which the Notice of Cancellation will not, unless otherwise determined by the Directors, be effective for that Qualifying Dividend or for any future Qualifying Dividends.

Where a Participating Member or an Authorised Representative gives notice to the Bank or, if the Participating Member is a depositor, to CDP, of a change of his registered address for the service of notices and documents from an address within Singapore to an address outside Singapore, he shall thereupon be considered an Overseas Member. Any permanent election to participate in the Scrip Dividend Scheme by such Participating Member shall be deemed to have been cancelled by him, if his registered address as at Books Closure Date is outside Singapore.

An **"Authorised Representative"** would include any guardian of an infant who is a Participating Member, and any committee or other legal curator of a lunatic person who is a Participating Member, and any person becoming entitled to the legal title to a Share in consequence of the death or bankruptcy of a Participating Member (who is an individual), or the winding-up of a Participating Member (which is an entity) upon producing such evidence of legal title to the Share as the Bank or, as the case may be, CDP may require.

14. Cancellation of Application of the Scrip Dividend Scheme

Notwithstanding any provision in these Terms and Conditions, if at any time after the Directors have determined that the Scrip Dividend Scheme shall apply to any particular Dividend and before the allotment and issue of Shares in respect of the Dividend, the Directors shall consider that by reason of any event or circumstance (whether arising before or after such determination) or by reason of any matter whatsoever it is no longer expedient or appropriate to implement the Scrip Dividend Scheme in respect of the Dividend, the Directors may, at their absolute discretion and as they may deem fit in the interest of the Bank, cancel the application of the Scrip Dividend Scheme to the Dividend. In such event, the Dividend shall be paid in cash to Members in the usual way.

15. Modification and Termination of the Scrip Dividend Scheme

The Scrip Dividend Scheme may be modified or terminated at any time by the Directors as they deem fit on giving notice in writing to all Members.

In the case of a modification, the Scrip Dividend Scheme will continue as modified in relation to each Member who has made a permanent election under the Scrip Dividend Scheme unless and until the Bank or, if the Member is a depositor, CDP receives a Notice of Cancellation in accordance with these Terms and Conditions.

16. Governing Law

This Statement, the Scrip Dividend Scheme and these Terms and Conditions shall be governed by, and construed in accordance with, the laws of Singapore.

SGX-ST Listing

The Shares allotted under the Scrip Dividend Scheme have in-principle been accepted for listing by the SGX-ST and will be quoted upon completion of allotment procedures. However, the SGX-ST accepts no responsibility for any statement in this Statement.

Taxation

The Bank takes no responsibility for the taxation liabilities of Participating Members or the tax consequences of any election made by Members. As individual circumstances and laws vary considerably, specific taxation advice should be obtained by Members if required.

The Bank accepts no responsibility for the correctness or accuracy of any information as to taxation liability set out in this Statement.

As a general indication, however, it is understood that as at the date of this Statement, under tax legislation in Singapore, a Member's tax liability will not alter, nor is there any tax advantage to be gained, by reason of having elected to participate in the Scrip Dividend Scheme.

Other Terms

The Shares are offered on the terms and conditions set out in this Statement and in the applicable provisions of the Articles of Association of the Bank.

Enquiries

Enquiries about any aspect of the Scrip Dividend Scheme should be directed to the Bank's Share Registrar:

Boardroom Corporate & Advisory Services Pte Ltd
50 Raffles Place
#32-01 Singapore Land Tower
Singapore 048623

Responsibility Statement

This Statement has been seen and approved by all the Directors and they collectively and individually accept responsibility for the accuracy of the information given and confirm that they have taken reasonable care to ensure that there are no material facts the omission of which would make any statement in this Statement misleading.

UOB 大華銀行

United Overseas Bank Limited
(Incorporated in the Republic of Singapore)
[illegible]
[illegible] Raffles Place UOB Plaza Singapore [illegible]
Tel: (65) [illegible] Fax: (65) [illegible] 2334
uobgroup.com
Co. Reg. No. [illegible]Z

RECEIVED
2010 AUG 24 P 12: 44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ANNOUNCEMENT

SEMI-ANNUAL DIVIDEND PAYMENT ON UOB CLASS E NON-CUMULATIVE, NON-CONVERTIBLE PREFERENCE SHARES ("PREFERENCE SHARES")

Singapore, 10 August, 2010 - United Overseas Bank Limited wishes to announce the following in respect of the forthcoming payment of semi-annual one-tier tax exempt dividend on its Preference Shares (trading name: UOB 5.05%NCPS 100):

Dividend Period	=	15 March 2010 up to, but excluding, 15 September 2010
Number of days	=	184
Dividend Rate	=	5.05% per annum (fixed)
Basis of Calculation of Dividend	=	Number of preference shares held x Liquidation Preference of $100 per share x 5.05% x 184 days / 365 days
Dividend Payment Date	=	15 September 2010
Record Date	=	2 September 2010 at 5.00 pm

By Order of the Board

Mrs Vivien Chan
Company Secretary